Exhibit 99.1

VCI GLOBAL ACQUIRES AI-BASED SECURED MESSAGING PLATFORM FROM COGIA GMBH

17 March 2024 | Globe Newswire

KUALA LUMPUR, Malaysia, March 18, 2024 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global”, “VCIG”, or the “Company”) today announced it has closed transaction with Cogia GmbH, by successfully acquired Socializer Messenger from Cogia GmbH, a software company based in Germany. This highly secure messenger platform is currently serving the government of a NATO founding EU country.

The Socializer Messenger represents the ultimate communication solution, integrating revolutionary privacy and security features with advanced AI technology. Setting itself apart from conventional messaging apps, it offers built-in face recognition, self-destructing messages, and additional app lock to shield the conversations from unauthorized access. With patented facial recognition, Socializer Messenger sets the standard for secure communication, making it the top choice for enterprises and government organizations handling sensitive data. This also emphasis on cybersecurity addresses growing concerns about data breaches and privacy infringement in digital communication.

According to Mordor Intelligence, the secure messaging market is projected to grow at a compound annual growth rate (CAGR) of 22.45%, reaching USD $25.05 billion from 2024 to 2029. This growth is fueled by the increasing demand for secure, targeted, and reliable communication, particularly in sectors such as business-to-government (B2G), insurance, banking, energy, and healthcare, where privacy and security are paramount.

“We are very excited about today’s announcement that VCI Global has successfully added another innovative product, the Socialized Messenger, to our technology portfolio. We look forward to introducing more innovative technology products to our clients and partners in the near future,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

About VCI Global Limited

VCI Global is a diversified holding company. Through its subsidiaries, it focuses on consulting, fintech, AI, robotics, cybersecurity, and gamification. Based in Kuala Lumpur, Malaysia, our main operations are centered in Asia, with significant visibility across Asia Pacific, the United States, Europe, and the Middle East. VCIG primarily offers consulting services in capital markets, real estate, AI, and technology. In technology businesses, the company operates a proprietary financing platform that serves companies and individuals, as well as a secured messaging platform serving governments and organizations. We also invest, incubate, accelerate, and commercialize businesses and technologies in AI, robotics, and gamification.

For more information on the Company, please log on to https://v-capital.co/.

About Cogia GmbH

Cogia GmbH is a software company based in Frankfurt am Main, Germany, founded in 2010. The company offers AI-based, fully privacy-compliant solutions in the areas of secure communications, cybersecurity, Big Data Analytics and web monitoring. The customer portfolio includes major companies from many industries, including Volkswagen, BMW, IPSOS, Lufthansa and the government of an EU state.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (SEC). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI Global Limited

enquiries@v-capital.co

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